EXHIBIT 12

DARDEN RESTAURANTS, INC.
COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES
(Dollar amounts in millions)

	Fiscal Year Ended
	May 27, 2018	May 28, 2017	May 29, 2016	May 31, 2015	May 25, 2014
Consolidated earnings from continuing operations before income taxes	$605.7	$637.3	$449.7	$175.3	$174.6
Plus fixed charges:
Gross interest expense(1)	163.8	43.2	174.3	194.2	137.5
40% of restaurant and equipment minimum rent expense	128.5	114.7	93.4	66.8	58.6
Total fixed charges	292.3	157.9	267.7	261.0	196.1
Less capitalized interest	(1.9)	(1.7)	(0.7)	(1.3)	(2.6)
Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$896.1	$793.5	$716.7	$435.0	$368.1
Ratio of consolidated earnings from continuing operations to fixed charges	3.1	5.0	2.7	1.7	1.9

(1)     Gross interest expense includes interest recognized in connection with our unrecognized income tax benefits